UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Monterrey, Mexico, April 28, 2014 – Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited, consolidated results for the first quarter of 2014 today.[1]

First Quarter 2014 Summary

OMA first quarter results reflect the ongoing positive evolution of passenger traffic volumes, and increases in both aeronautical and non-aeronautical revenues in line with the Company’s outlook for the year. The strong growth of non-aeronautical revenues, as a result of the success of commercial and diversification initiatives, is to be noted. OMA continues to improve its generation of Adjusted EBITDA, and recorded a solid increase in net income.

The principal results of the first quarter are:

▪	Terminal passenger traffic increased 6.8% to 3.2 million in 1Q14; domestic traffic increased 7.2%, and international traffic increased 5.2%. The airlines with the largest increases in traffic were Aeroméxico, Volaris, Delta, and Interjet.
▪	Nineteen new domestic routes opened in the quarter, as a result of the combined efforts of the airlines and OMA to develop passenger traffic. The new routes strengthen the outlook for continued passenger traffic growth.
▪	Aeronautical revenues increased 7.9%, principally as a result of the growth in passenger traffic.
▪	Aeronautical revenues per passenger were Ps. 172.5, up 1.1%.
▪	Non-aeronautical revenues increased 12.7% as a result of growth in diversification and commercial initiatives.

1 Unless otherwise stated, all references are to the first quarter of 2014 (1Q14), and all percentage changes are with respect to the same period of the prior year. The exchange rates used to convert foreign currency amounts were Ps. 12.3546 per U.S. dollar as of March 31, 2013 and Ps. 13.0841 as of March 31, 2014.

▪	Non-aeronautical revenues per passenger increased 5.5% to Ps. 64.0; this marks the 24th consecutive quarter of growth in non-aeronautical revenues per passenger.
▪	Adjusted EBITDA[2] increased 3.0% to Ps. 404 million. The Adjusted EBITDA margin was 52.8%.
▪	Consolidated net income rose 14.1% to Ps. 258 million. Earnings were Ps. 0.65 per share, or U.S.$ 0.40 per American Depositary Share (ADS).
▪	Total Master Development Plan (MDP) and strategic investment expenditures were Ps. 139 million.

Operating Results

Passenger Traffic, Flight Operations, and Cargo Volumes

The total number of flight operations (takeoffs and landings) decreased 0.2% to 79,224 operations. Domestic flight operations increased 0.6% and international operations decreased 5.1%.

Total passenger traffic increased 6.8% (+206,628 passengers). All thirteen airports recorded growth, with the most significant increases in Culiacán (+16.7%; +46,791), Zihuatanejo (+16.8%; +26,757), and Torreón (+26.9%; +26,057). See Annex Table 1, Passenger Traffic for more detail.

Of total passenger traffic, 82.7% was domestic, and 17.3% was international. Commercial aviation accounted for 97.7% of passenger traffic and general aviation 2.3%. Monterrey generated 43.8% of passenger traffic, Culiacán 10.1%, Mazatlán 6.7%, and Chihuahua 6.2%.

Domestic passenger traffic increased 7.2% (+179,171 passengers). All thirteen airports increased domestic traffic. Culiacán (+17.6%; +48,438) increased as a result of increased passenger traffic on the Tijuana and Mexico City routes. Torreón (+32.7%; +27,206) increased as a result of growth on the Mexico City, Cancún, and Guadalajara routes; Monterrey (+1.9%; +22,006) and Ciudad Juárez (+13.4%; +20,206) increased traffic on their Mexico City routes.

As a result of the combined efforts of OMA and the airlines to grow traffic, nineteen domestic routes opened during the quarter, while two closed. The increased supply of routes strengthens the outlook for passenger traffic growth in the Group’s airports.

2 Adjusted EBITDA excludes the non-cash maintenance provision, construction revenue, and construction expense. OMA provides a full reconciliation of Adjusted EBITDA in the corresponding section of this report; see also the Notes to the Financial Information.

2

International passenger traffic increased 5.2%. Eight airports increased international traffic. Zihuatanejo (+29.9%; +26,588 passengers) increased traffic on the Calgary, Minneapolis, and Toronto routes. Mazatlán (+7.3%; +7,275) benefitted from growth on the Minneapolis route. Five airports had reductions in international passenger traffic. The most significant decrease was in Monterrey (-3.9%; -8,907) principally as a result of decreases on the Dallas route.

Air Cargo volumes decreased 0.3%; Monterrey recorded the largest decrease. Of total air cargo volume, 62.4% was domestic and 37.6% was international.

Non-Aeronautical and Commercial Operations

During 1Q14, 30 new advertising, passenger service, retail, hotel promotion, and VIP lounge services opened in our airports, reflecting the continuous improvement in the commercial and service offerings in OMA’s airports, as a result of the implementation of our commercial strategy. The commercial space occupancy rate was 96.2% in 1Q14.

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NH Terminal 2 Hotel Operations

The NH T2 hotel in the Mexico City International Airport revenues rose 18.3%, principally as a result of a 25.6% increase in the average room rate to Ps. 1,898. The hotel had an average occupancy rate of 75.0%, compared to 81.4% in 1Q13.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 7.9% to Ps. 558 million. Domestic passenger charges increased 5.3% and international passenger charges increased 14.2%, principally as a result of traffic growth and depreciation of the exchange rate. Other aeronautical services increased 9.1%, principally as a result of increases in leases and access rights.

Monterrey contributed 40.7% of aeronautical revenues, Culiacán 9.6%, Mazatlán 8.0%, and Chihuahua 5.9%.

Aeronautical revenues per passenger increased 1.1% to Ps. 172.5.

Non-aeronautical revenues increased 12.7%, principally because of growth in revenues from diversification (+20.3%), and commercial (+6.8%) services. The line items that had the most significant effect on revenue growth were:

•	NH T2 hotel revenues increased 18.3% to Ps. 48 million, principally as a result of a higher average room rate. Revenue per available room (RevPAR) was Ps. 1,423 in 1Q14, 15.7% higher than 1Q13. Room rentals were 77.0% of hotel revenues, food and beverages 18.8%, and other services 2.0%.
•	Parking revenues increased 13.8% as a result of increased passenger traffic and the opening of a long-term parking lot for Monterrey Terminal B, with an additional 106 parking spaces.
•	Checked baggage screening revenues rose 29.4% as a result of having reached contractual agreements with 100% of the airlines effective August 2013 and an increase in passenger volumes.
•	Restaurant revenues grew 20.5%, principally as a result of the opening of new restaurants in six airports by two restaurant groups.
•	OMA Carga revenues increased 21.6% to Ps. 11 million as a result of increased cargo volumes managed in our warehouses.
•	Revenues from passenger services decreased 70.7%; the prior year period included a one-time contractual payment from a commercial partner for the development of new passenger services.

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(Ps. Thousands)	1Q13	1Q14	% Var
Commercial Activities:			
Parking	*29,058*	*33,076*	*13.8*
Advertising	*16,224*	*17,865*	*10.1*
Retail (1)	*14,597*	*15,885*	*8.8*
Restaurants	*10,491*	*12,646*	*20.5*
Car Rentals	*10,003*	*11,394*	*13.9*
Passenger Services	*7,132*	*2,089*	*(70.7)*
Time Shares & Hotel Promotion	*3,628*	*4,256*	*17.3*
Other Comercial Revenues (2)	*5,416*	*5,929*	*9.5*
Total Revenues from Commercial Activities:	**96,549**	**103,139**	**6.8**
Diversification Activities:			
Hotel Services (NH Terminal 2 Hotel)	*40,345*	*47,713*	*18.3*
OMA Carga (Air Cargo Logistics Service)	*8,785*	*10,682*	*21.6*
Real Estate Services	*2,228*	*1,892*	*(15.1)*
Total Revenues from Diversification Activities:	**51,358**	**60,287**	**17.4**
Complementary Activities:			
Checked Baggage Screening	*12,605*	*16,308*	*29.4*
Leases (3)	*13,609*	*15,868*	*16.6*
Access Rights	*2,105*	*1,985*	*(5.7)*
Total Revenues from Complementary Activities:	**28,319**	**34,161**	**20.6**
Cost Recovery	**7,603**	**9,541**	**25.5**
Non- Aeronautical Revenues	**183,829**	**207,128**	**12.7**
Non-Aeronautical Revenues/Passenger (Ps.)	60.7	64.0	5.5

(1) Includes stores and duty free

(2) Includes communications, finnancial services and VIP lounges

(3) Leasing of space to airlines and complementary service providers for non-essential activities

See Notes to the Financial Information

Monterrey contributed 39.3% of non-aeronautical revenues, the NH T2 hotel 23.0%, Mazatlán 4.7%, Culiacán 4.0%, and Chihuahua 3.9%.

Non-aeronautical revenues per passenger increased 5.5% to Ps. 64.0; non-aeronautical revenues per passenger have increased for 24 consecutive quarters. Non-aeronautical revenues per passenger, excluding the NH T2 hotel, increased 4.0% to Ps. 49.3.

Non-aeronautical revenues were 27.1% of total aeronautical and non-aeronautical revenues. In 2006, when OMA carried out its IPO, non-aeronautical revenues were only 18.7% of the total.

Construction revenues were Ps. 74 million; construction revenues represent the value of improvements to concessioned assets made during the quarter, and are equal to construction costs recognized, and do not generate either a gain or a loss. (See Notes to the Financial Information.)

5

Total revenues increased 6.6% to Ps. 839 million.

Costs and Operating Expenses

Total cost of services and general and administrative expenses, excluding hotel costs and expenses, increased 16.6%. The principal variations were:

▪	Minor maintenance increased 88.8%, as a result of preventive maintenance for the checked baggage screening equipment, building maintenance, maintenance of platforms and taxiways, and maintenance of other infrastructure in OMA’s airports.
▪	Payroll increased 10.3%, principally because of hiring for new positions, cost of living adjustments, an increase in the provision for employee bonuses, and an increase in the provision for statutory employee profit sharing.
▪	Other costs and expenses increased 33.0% as a result of various studies undertaken and software licenses.

Construction costs are equal to construction revenues and do not generate a gain or loss.

The airport concession tax increased 17.2% because of the growth in revenues.

The technical assistance fee increased 4.3%, as a result of the increase in EBITDA.

Depreciation and amortization increased 5.2%, principally as a result of increased investments.

As a result of the foregoing, total costs and expenses increased 9.0% to Ps. 529 million.

6

Adjusted EBITDA and Operating Income

Adjusted EBITDA increased 3.0% to Ps. 404 million in 1Q14. The Adjusted EBITDA margin was 52.8%. (See Notes to the Financial Information for additional discussion of Adjusted EBITDA.)

Operating income increased 2.7% to Ps. 310 million. The operating margin was 37.0%.

Comprehensive Financing Expense

Comprehensive financing expense was Ps. 15 million in 1Q14. The increase was principally the result of higher interest expense from an increase in debt and an exchange loss as compared to a gain in the prior year period. In addition there was a gain from a change in the estimate of the present value of the maintenance provision.

Taxes

The tax provision decreased 42.2%, principally as a result of the repeal of the single rate corporate tax (IETU).

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Net Income

Consolidated net income increased 14.1% to Ps. 258 million, principally as a result of increased revenues and lower taxes.

Earnings per share, based on net income of the controlling interest, were Ps. 0.65, or U.S.$ 0.40 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

MDP and Strategic Investment Expenditures

Total investment expenditures were Ps. 139 million during 1Q14, including MDP projects at the 13 airports and strategic investments. Expenditures under the MDP included improvements to concessioned assets of Ps. 74 million, various smaller accounts, and major maintenance. Major maintenance was Ps. 49 million in 1Q14, which was charged to the maintenance provision, reducing this long term liability. Strategic investments were Ps. 16 million in 1Q14.

The most important investments during the first quarter included:

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Debt

As of March 31, 2014, total debt was Ps. 3,097 million and net debt was Ps. 1,564 million. The ratio of net debt to Adjusted EBITDA was 0.93 as of March 31, 2014.

Cash Flow Statement

For the first quarter of 2014, operating activities generated cash of Ps. 211 million compared to Ps. 279 million during 2012. The decrease was principally the result of a decrease in accounts payable and an increase in accounts receivable.

Investing activities, as presented in the cash flow statement, used cash of Ps. 78 million. OMA made investments including: Ps. 66 million in the cash flow statement under investment in airport concessions and Ps. 26 million in property, plant and equipment.

Financing activities generated an outflow of Ps. 134 million. This amount included Ps. 67 million in interest payments and Ps. 63 million for share repurchases.

Cash decreased Ps. 1 million in 1Q14. The balance of cash and cash equivalents was Ps. 1,532 million as of March 31, 2014. (See Annex Table 4).

OMA has no exposure to any financial derivative instruments as of the date of this report.

Subsequent Events

Annual Shareholders’ Meeting approves Ps. 1,200 million capital reimbursement: The Annual Shareholders’ Meeting on April 10, 2014 approved a capital reimbursement to shareholders of Ps. 1,200 million (Ps. 3.00 per share) to be paid in four installments: Ps. 400 million (Ps. 1.00 per share) no later than May 30, 2014; Ps. 300 million (Ps. 0.75 per share) no later than July 31, 2014; Ps. 300 million (Ps. 0.75 per share) no later than September 30, 2014; and Ps. 200 million (Ps. 0.50 per share) no later than November 30, 2014.

9

Line of Credit: On March 20, 2014, OMA signed a U.S. Ex-Im Bank guaranteed credit agreement with UPS Capital Business Credit for U.S.$ 3.1 million. The credit was disbursed on April 11, 2014, and matures on July 25, 2019. The proceeds will be used for the acquisition of firefighting equipment for the Acapulco, Chihuahua, Culiacan, San Luis Potosi, and Zacatecas airports. The line of credit is guaranteed by the airport subsidiaries in Acapulco, Chihuahua, Culiacán, San Luis Potosi, and Monterrey. The interest rate is Libor + 265 basis points.

OMA (NASDAQ: OMAB; BMV: OMA) will hold its 1Q14 earnings conference call on April 30, 2014 at 10 am Eastern time, 9 am Mexico City time.

The conference call is accessible by calling 1-877-941-2069 toll-free from the U.S. or 1-480-629-9713 from outside the U.S. The conference ID is 4679995. A taped replay will be available through May 7, 2014 at 877-870-5176 toll free or + 1-858-384-5517, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

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Annex Table 1

11

Annex Table 2

12

Annex Table 3

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Statement of Income
(Thousands of Pesos)

	1Q13	1Q14	% Var
Revenues			
Aeronautical Revenues	517,117	558,190	7.9
Non-Aeronautical Revenues	183,829	207,128	12.7
Aeronautical Revenues + Non-Aeronautical Revenues	**700,946**	**765,318**	**9.2**
Construction Revenues	86,706	74,119	(14.5)
Total Revenues	**787,652**	**839,437**	**6.6**
Operating Costs			
Cost of Services	156,059	180,218	15.5
Major Maintenance Provision	41,052	42,073	2.5
Construction Costs	86,706	74,119	(14.5)
General and Administrative Expenses	104,541	123,279	17.9
Concession Taxes	33,230	38,930	17.2
Technical Assistance Fee	17,045	17,774	4.3
Airport Depreciation and Amortization	44,258	47,062	6.3
Hotel Depreciation and Amortization	5,108	4,893	(4.2)
Depreciation and Amortization	49,366	51,955	5.2
Other expenses (Revenues) - Net	(2,625)	747	(128.5)
Total Operating Costs and Expenses	**485,374**	**529,095**	**9.0**
Operating Income	**302,278**	**310,342**	**2.7**
Operating Margin (%)	38.4%	37.0%	
Financing (Expense) Income:			
Interest Income	14,629	14,437	(1.3)
Interest (Expense)	(35,193)	(44,841)	27.4
Exchange Gain (Loss) - Net	9,399	(822)	n.a.
Gain (Loss) for Changes in Fair Value	-	16,394	n.a.
Total Financing (Expense) Income	**(11,166)**	**(14,833)**	**32.8**
Income before Taxes	**291,112**	**295,509**	**1.5**
Income Tax	**65,097**	**37,655**	**(42.2)**
Consolidated Net Income	**226,015**	**257,854**	**14.1**
Other Comprehensive Income:			
Actuarial Losses	(598)	-	n.a.
Deferred Tax Effect	167	-	n.a.
Consolidated Comprehensive Income	**225,584**	**257,854**	**14.3**
Consolidated Net Income attributable to:			
Non-Controlling Interest	319	528	65.5
Controlling Interest	225,696	257,326	14.0
Consolidated Comprehensive Income attributable to:			
Non-Controlling Interest	319	528	65.5
Controlling Interest	225,265	257,326	14.2
Weighted Average Shares Outstanding	399,127,527	398,151,584	
EPS (Ps.)	0.57	0.65	14.3
EPADS (US$)	0.37	0.40	7.9
EBITDA	**351,644**	**362,297**	**3.0**
EBITDA Margin (%)	44.6%	43.2%	
Adjusted EBITDA	**392,696**	**404,370**	**3.0**
Adjusted EBITDA Margin (%)	56.0%	52.8%	

See Notes to the Financial Information

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Annex Table 4

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Cash Flow Statement
(Thousands of Pesos)

	As of March 31st,		
	2013	2014	% Var.
Operating Activities			
Consolidated Net Income	**226,015**	**257,854**	**14.1**
Income Tax	65,097	37,655	(42.2)
Doubtful Accounts Provision	(2,956)	(80)	(97.3)
Items in Results Related to Investing Activities			
Depreciation and Amortization	49,366	51,955	5.2
Major Maintenance Provision	41,052	42,073	2.5
Interest Income	(14,629)	(14,437)	(1.3)
Items in Results Related to Financing Activities			
Interest Expense	35,193	44,842	27.4
Non-Paid Exchange Fluctuation	(9,283)	1,299	(114.0)
Changes in Fair Value	-	(16,394)	n.a.
	389,855	**404,767**	**3.8**
Changes in:			
Trade Accounts Receivable - Net	(9,325)	(69,870)	649.3
Recoverable Taxes	66,796	19,612	(70.6)
Other Accounts Receivable	(21,645)	(19,567)	(9.6)
Accounts Payable	21,602	(44,561)	n.a.
Taxes and Accrued Expenses	(74,689)	55,767	n.a.
Taxes Paid	(34,966)	(61,572)	76.1
Accounts Payable to Related Parties	4,479	(29,609)	n.a.
Major Maintenance Provision	(66,278)	(48,509)	(26.8)
Other Long Term Liabilities	3,389	4,408	30.1
Net Flow from Operating Activities	**279,218**	**210,866**	**(24.5)**
Investment Activities			
Land, Building, Machinery and Equipment Acquisition	(17,699)	(26,156)	47.8
Investment in Airport Concessions	(46,473)	(66,076)	42.2
Other Assets	(184)	-	(100.0)
Interest Income	14,629	14,437	(1.3)
Net Flow from Investing Activities	**(49,727)**	**(77,795)**	**56.4**
Cash Flow before Financing Activities	**229,491**	**133,071**	**(42.0)**
Financing Activities			
Repurchase of Shares	-	(62,869)	n.a.
Loans - Disbursed	1,899,677	298,750	(84.3)
Loans - Paid	(359,277)	(306,549)	(14.7)
Interest Expense	(29,694)	(66,585)	124.2
Increase in the Non-Controlling Interest	-	2,889	n.a.
Net Cash Flow from Financing Activities	**1,510,706**	**(134,364)**	**(109)**
Net Increase (Reduction) in Cash and Cash Equivalents	**1,740,197**	**(1,293)**	**(100.1)**
Cash and Equivalents at Beginning of Period	1,152,433	1,534,006	33.1
Cash and Equivalents at End of Period	**2,892,630**	**1,532,713**	**(47.0)**

See Notes to the Financial Information

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Annex Table 5

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of March 31, 2013 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid in Capital	Retained Earnings	Reserve for Repurchase of shares	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2012	399,127,527	3,897,168	29,786	2,083,582	404,774		8,569	6,415,956
Comprehensive Income (Loss)				225,696		(431)	319	225,584
Balance as of March 31, 2013	399,127,527	3,897,168	29,786	2,309,278	404,774	(8,354)	8,888	6,641,540

See Notes to the Financial Information

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of March 31, 2014 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid in Capital	Retained Earnings	Reserve for Repurchase of shares	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2013	398,559,217	2,698,691	29,786	3,287,992	373,869	(9,931)	16,987	6,397,394
Reissuance (Repurchase) of Shares - Net	(1,441,194)	(9,718)			(53,151)			(62,869)
Increase in Non-Controlling Interest							2,889	2,889
Comprehensive Income (Loss)				257,326			528	257,854
Balance as of March 31, 2014	397,118,023	2,688,973	29,786	3,545,318	320,718	(9,931)	20,404	6,595,268

See Notes to the Financial Information

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Annex Table 6

16

Annex Table 7

In accordance with the regulations of the Mexican Stock Exchange, the analysts who cover OMA are:

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 Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization minus construction revenue plus construction expense and maintenance provision. Adjusted EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provide a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies. Adjusted EBITDA is not defined under IFRS or U.S. GAAP, and may be calculated differently by different companies.

Adjusted EBITDA margin: OMA calculates this margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from third party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax (DUAC): This tax, the Derecho de Uso de Activos Concesionados, is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Checked Baggage Screening: During 2012, OMA began to operate checked baggage screening in its 13 airports in order to increase airport security and in compliance with the requirements of the Civil Aviation General Directorate (DGAC). This screening uses the latest technology and is designed to detect explosives in checked baggage. The cost of maintenance of the screening equipment is considered a regulated activity and will be recovered through the maximum rates, while the operational aspects are assessed as a non-regulated service charge. In accordance with the Civil Aviation Law and the regulations issued by the DGAC, the primary responsibility for damages and losses resulting from checked baggage lies with the airline. Notwithstanding the foregoing, OMA may be found jointly liable with the airline through a legal proceeding if and when all of the following elements are proven: a) occurrence of an illegal act, b) caused by the willful misconduct or bad faith of our subsidiary OMA Servicios Complementarios del Centro Norte, S.A. de C.V., and c) related to or occurring during the baggage screening undertaken by OMA Servicios Complementarios del Centro Norte, S.A. de C.V.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be

18

the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

Employee Benefits: IFRS 19 (modified) “Employee Benefits” requires that cumulative actuarial gains and losses from pension obligations be recognized immediately in comprehensive income. These gains and losses arise from the actuarial estimates used for calculating pension liabilities as of the date of the financial statements.

IAS 34 “Interim Financial Reporting”: This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS): Financial statements and other information are presented in accordance with IFRS and their Interpretations. The financial statements for the year ended December 31, 2010 were the last statements prepared in accordance with Mexican Financial Reporting Standards.

Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it need to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the third five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH T2 hotel: The NH hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include revenues derived from commercial activities such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others; diversification activities, such as the Hotel NH Terminal 2; and complementary activities, such as checked baggage screening.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on actual numbers.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee: This fee is charged as the higher of U.S. $3.0 million per year or 5% of EBITDA before technical assistance. The operating results of the NH T2 hotel are not included in calculating the airport concession tax or the technical assistance fee.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

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Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the third largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

•	Webpage http://ir.oma.aero
•	Twitter http://twitter.com/OMAeropuertos
•	Facebook https://www.facebook.com/OMAeropuertos

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: April 29, 2014